SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Secrurities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

07021577

SUPPL

Date
February 23, 2007

Our contact
Marianne Bergström

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Releases published February 15 and 23, 2007.

Best regards,

Skanska AB

Marianne Bergström

Published	Item	Document name	Required by
February 15, 2007	Press Release	Year-end Report, January-December 2006	law and by the listing agreement with Stockholm Stock Exchange
February 23, 2007	Press Release	Skanska to build railway in Norway for about SEK 550 M, NOK 498 M	law and by the listing agreement with Stockholm Stock Exchange

Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 56,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2006 totaled USD 17 billion.

Equity, SEK bn				
Interest-bearing net receivables (+)/net debt (-), SEK bn	10.4	11.1		
Return on capital employed, % [1]	22.5	23.3		
Return on equity, % [1]	19.3	22.4		
Operating cash flow before change in interest-bearing assets and liabilities	-855	4,122	222	4,841
Order bookings, SEK bn [2]	134.1	115.8	34.2	29.1
Order backlog, SEK bn [2]	135.1	127.9		

1 Rolling 12 months
2 Refers to Construction

January–December 2006 compared to January–December 2005

- Revenue amounted to SEK 125.6 billion (124.7). In Construction, revenue rose by 4 percent adjusted for currency rate effects.
- Operating income for the Group amounted to SEK 4,762 M (5,000). The Swedish, Norwegian, Polish, U.K., and Latin American operations surpassed their targeted margins for the year and both U.S. units continued to improve their margins with strong performance in the fourth quarter.
- In Residential Development, the operating margin increased in all the Nordic markets. For the business stream as a whole, the margin amounted to 12.6 (10.6) percent.
- During the year, commercial properties with a value of SEK 3,084 M (4,430) were divested, with gains amounting to SEK 1,300 M (1,626). The divestments were made at prices that averaged 25 percent above the market values assigned at year-end 2005.
- Income after financial items amounted to SEK 4,985 M (5,120).
- Profit for the year totaled SEK 3,655 M (3,890) and earnings per share amounted to SEK 8.68 (9.27).
- The Group is now in a net investment phase and full-year net investments totaled -1,146 M (3,644).
- Order bookings rose by 16 percent and amounted to SEK 134.1 billion (115.8). Adjusted for currency rate effects, order bookings were unchanged.
- Order backlog totaled SEK 135.1 billion (127.9), equivalent to 14 (13) months of construction.
- The appraisals made at year-end indicated Group surplus values of SEK 2.0 billion in Commercial Development and SEK 3.7 billion in Infrastructure Development.
- The Board of Directors proposes a regular dividend of SEK 4.75 (4.50) per share and an extra dividend of SEK 3.50 (2.00) for the 2006 financial year.

For further information, please contact:

Hans Biörck, Executive Vice President and CFO, Skanska AB, telephone +46 8 753 88 00
Anders Lilja, Senior Vice President, Investor Relations, Skanska AB, telephone +46 8 753 88 01
Karin Lepasoon, Senior Vice President, Communications, Skanska AB, telephone +46 8 753 88 74
Peter Gimbe, Press Officer, Skanska AB, telephone +46 8 753 88 38, cell 046 70 543 88 38

This and previous releases can also be found at www.skanska.com.

Comments from Skanska's President and CEO Stuart Graham:

- Our four business streams all performed well in 2006. Several business units met or surpassed their margin targets. Even with the disappointing losses in Denmark, Construction margins increased. The construction units in Sweden, Norway, U.K., Poland and Latin America all surpassed their targets. The U.S. business units show improving results and the outlook for 2007 is for the trend to continue. The order backlog situation is satisfactory and the outlook for 2007 remains healthy. Overheated market conditions and the impact on cost is a significant challenge in 2007.
- For our Residential Development operations, 2006 was a good year during which we succeeded both in boosting volume and improving margins. Our investment in projects as well as in land for new development also increased. During the year, we were net investors enabling us to grow in the future and also to increase our market share as conditions allow.
- The Commercial development business stream continued to deliver good results. As we have sold down the portfolio of completed properties we are now focused on starting new projects. During the year we increased the investments in this business stream.
- In Infrastructure development we continued to invest in new projects and the market appraisal at year end showed a significant increase in unrealized development gains despite the fact that we made three divestments during the year and also that we had a significant negative currency impact.
- Our own residential and commercial development businesses in Denmark are prospering and investment will continue. The losses in Denmark stem from commercial building construction and further activity in this sector has been suspended. The civil operations in Denmark remain unaffected.

Market outlook

Construction

The outlook for building construction is positive in Skanska's main markets and especially in the Nordic markets. In these markets, retailing remains one of the stronger sectors.

The trend in the Nordic as well as the Central European civil construction markets remains positive, with expectations of a strong 2007. The outlook for U.S. civil construction remains positive, especially in the New York region.

Both building and civil construction are being affected by human resource shortages.

Residential Development

In Sweden, residential construction is increasing and in Finland and in Norway volume remains at a high level. The Danish market is showing clear signs of oversupply. In the Czech Republic, the housing market is showing good demand, but due to greater supply it is taking longer to conclude sales agreements.

Commercial Development

Vacancy rates in modern properties in the Scandinavian and Central European office markets are declining. As a consequence of gradually increasing project activity, investments are growing. In Scandinavia as well as Central Europe, there is continued good demand from the investor market for properties with efficient space in the right locations and with high occupancy rates. The yield requirements of property investors have continued to fall in all markets where Skanska carries out commercial development, leading to a very good market for divestments.

Infrastructure development

The volume of public-private partnership (PPP) projects in the U.K. is still large, and in the school sector the market is growing. In Skanska's other European markets, the supply of projects is more limited. The new Swedish government has indicated a positive attitude toward PPP projects, which might mean that opportunities will also open in this market in the medium term. The number of PPP projects coming out in the U.S. market is increasing, but the lead times are lengthy.

Order bookings and backlog in Construction, SEK bn



150.0
125.0
100.0
75.0
50.0
25.0
0.0
Q4 04
Q1 05
Q2 05
Q3 05
Q4 05
Q1 06
Q2 06
Q3 06
Q4 06
Order backlog
Order bookings per quarter
Order bookings, rolling 12 month basis
Net sales, rolling 12 month basis

Order bookings

Order bookings rose by 16 percent compared to 2005 and amounted to SEK 134.1 billion (115.8). Adjusted for currency rate effects, order bookings were unchanged.

During the fourth quarter of 2006, Skanska Sweden was commissioned to build a biotech plant in Strängnäs for the Pfizer pharmaceutical company. The contract amounted to approximately SEK 600 M.

In Norway, Skanska was commissioned to build a new post office terminal northeast of Oslo, with a contract amounting to about SEK 660 M. Skanska Norway also secured two contracts to upgrade sections of the E18 highway to expressway standard, worth a total of about SEK 780 M.

In the Czech Republic, Skanska was awarded a contract worth about SEK 550 M related to construction of a section of the R35 highway.

Skanska UK received an assignment to upgrade and renew portions of the British electricity transmission network. Of the contract sum of about SEK 1.3 billion, about SEK 540 M was included in order bookings during the fourth quarter of 2006. Late in the year, Skanska UK also secured a contract to construct an office building at Crown Place in London. The contract amounted to about SEK 870 M.

During the fourth quarter, Skanska USA Building signed a number of major contracts, including a large office project in Chattanooga, Tennessee in which Skanska's share is worth about SEK 760 M; a hospital project in San Antonio, Texas worth about SEK 590 M; and a hotel and casino in Detroit, Michigan worth about SEK 460 M. The same business unit was also contracted as the construction manager for a research laboratory in Pennsylvania, worth about SEK 460 M, and a research facility in California with a contract value of about SEK 840 M. In addition, Skanska USA Building was awarded an assignment to manage the construction of an office building project, with the contract amounting to about SEK 740 M.

Skanska USA Civil received a follow-up order worth about SEK 500 M for an ongoing wastewater treatment plant project in the eastern US. The business unit also secured a contract to refurbish the Roosevelt Island Bridge in New York City, with a contract value of about SEK 635 M.

Order backlog

Order backlog rose by 6 percent and amounted to SEK 135.1 billion (127.9) at year-end 2006. Adjusted for currency rate effects, order backlog rose by 12 percent. Order backlog was equivalent to about 14 (13) months of construction.

Revenue and earnings

Performance analysis

SEK M	Jan-Dec 2006	Jan-Dec 2005	Oct-Dec 2006	Oct-Dec 2005
Revenue				
Construction	118,710	114,478	33,197	33,211
Residential Development	6,788	[illegible]383	2,102	1,662
Commercial Development	3,425	[illegible]75	420	1,108
Infrastructure Development	151	53	23	42
Central and eliminations	-3,471	-1,883	-981	39
Discontinued operations	-	561	-	6
Skanska Group	125,603	124,667	34,761	36,068
Operating income				
Construction	3,336	2,860	956	1,101
Residential Development	852	625	340	169
Commercial Development[1]	1,210	1,740	44	211
Infrastructure Development	-8	-9	-44	67
Central	-514	-345	-95	-43
Eliminations[1]	-114	-73	-53	-25
Discontinued operations	-	202	-	-25
Operating income	4,762	5,000	1,148	1,455
Net interest	299	171	104	39
Change in fair value	-118	19	-33	0
Other net financial items	42	70	1	-69
Net financial items	223	120	70	-30
Income after financial items	4,985	5,120	1,218	1,425
Taxes	-1,330	-1,230	-372	-343
Profit for the period	3,655	3,890	846	1,082
Attributable to				
Equity holders	3,635	3,879	836	1,081
Minority interest	20	11	9	1
Earnings per share for the period	8.68	9.27	2.00	2.58
1 Of which gains from divestments of commercial properties reported in Commercial Development	1,260	1,551	48	238
Eliminations	40	75	0	46

Revenue totaled SEK 125.6 billion (124.7). Also adjusted for currency rate effects, revenue was nearly unchanged. Revenue of the Construction business stream was unchanged counted in local currencies.

Operating income amounted to SEK 4,762 M (5,000). Currency rate effects were insignificant.

In the Construction business stream, operating income totaled SEK 3,336 M (2,860). The operating margin rose to 2.8 (2.5) percent. Skanska's operations in Sweden, Norway and Poland continued to show very good earnings. The earnings of Swedish operations included SEK 62 M in gain from the divestment of a landscaping subsidiary. In Denmark, operating income included project impairment losses and restructuring expenses totaling about SEK 395 M, of which about SEK 285 M pertained to the fourth quarter. Skanska is suspending further tendering for commercial building construction projects for external customers in Denmark. Construction for Skanska's residential and commercial development businesses as well as the civil operations will continue, however. During the fourth quarter, Czech operations recognized made a writedown of SEK 68 M on a property that is leased to an external party. In the third quarter, the same business unit took a charge for a fine of SEK 67 M. Bidding costs for new PPP projects led to a decrease in operating income in the U.K. during the fourth quarter. Skanska's two American business units both reported improved margins. The operating income of Skanska USA Civil in the fourth quarter included a positive effect of SEK 88 M related to the phase-out of defined-benefit pension plans. The comparative period included nonrecurring expenses of SEK 360 M related to Yeager Skanska, the California-based portion of Skanska USA Civil. The task of improving profitability at Yeager Skanska is continuing to pay off, and the unit also showed a small profit for the full year.

Residential Development increased its operating income by 36 percent to SEK 852 M (625). All the Nordic markets noted improved operating margins. Starting in 2006, Skanska has also carried out residential development in Denmark, and operating income included SEK 96 M from this market. The operating margin in this business stream increased to 12.6 (10.6) percent.

Operating income in the Commercial Development business stream totaled SEK 1,210 M (1,740). Gains from property divestments amounted to SEK 1,300 M (1,626). For ongoing projects that are divested, Skanska applies the percentage of completion principle of accounting. Included in gains from property divestments were SEK 140 M attributable to these projects.

The operating income of the Infrastructure business stream amounted to SEK -8 M (-9). Operating income included a positive effect of about SEK 50 M on earnings attributable to the financial close of the Barts and The London hospital project. Operating income also included gains of SEK 125 M from divestments of Skanska's holdings in projects.

The International unit, which has previously been reported under Construction and Residential Development, has been transferred to Central. Operating income from this unit, as well as nonrecurring items were charged to Central expenses in the amount of about SEK 50 M. Aside from international project export operations, this unit has also included construction and residential development operations in Russia. The unit is being wound down.

Operating income in the comparative period included a total of SEK 202 M for discontinued operations.

Net interest income amounted to SEK 299 M (171). Capitalization of interest expenses in ongoing projects totaled SEK 34 M (28). The net change in the market value of financial instruments amounted to SEK -118 M (19). Other financial items totaled SEK 42 M (-70) and mainly consisted of currency rate differences.

Income after financial items amounted to SEK 4,985 M (5,120). Taxes for the year amounted to SEK -1,330 M (-1,230), equivalent to a tax rate of about 27 (24) percent. The comparatively low tax rate is explained, primarily, by a low tax burden on property divestments in the form of companies. Profit for the year amounted to SEK 3,655 M (3,890). Earnings per share for the year amounted to SEK 8.68 (9.27).

Investments and divestments

SEK M	Jan-Dec 2006	Jan-Dec 2005	Oct-Dec 2006	Oct-Dec 2005
Investments	-9,802	-6,986	-3,886	-1,944
Divestments	8,656	10,630	2,079	2,987
Net investments	-1,146	3,644	-1,807	1,043
Of which strategic investments/divestments	-532	528	-636	284

In the Construction business stream, investments rose to SEK -2,699 M (-2,127). This item was mainly related to investments in property, plant and equipment for Skanska's own construction and manufacturing, but also encompassed strategic investments. During the year, three acquisitions of Group companies were made. The largest, McNicholas Holding PLC in the United Kingdom with about 1,300 employees, was consolidated from December 31 and was thus not included to any extent in the Group's revenue and earnings. During 2006 the company's revenue was about SEK 2.3 billion, with an operating income of SEK 96 M. Investments for the year included SEK 683 M related to the three acquisitions, of which SEK 550 M was allocated to goodwill. Net investments in Construction totaled SEK -1,695 M (-682).

In Residential Development, investments increased to SEK -5,045 M (-3,016), of which SEK -2,490 M was related to acquisitions of land equivalent to 8,190 building rights. On a net basis, the number of building rights rose during 2006 by 1,210 units. Net investments in Residential Development operations were SEK -878 M (907).

In Commercial Development, investments rose to SEK -1,671 M (-1,138). Of this, about SEK 600 M was related to investments in land for new development. Divestments in the form of the sale of completed properties and ongoing projects decreased to SEK 3,084 M (4,430). Net divestments in Commercial Development totaled SEK 1,413 M (3,292).

Investments in Infrastructure Development amounted to SEK -286 M (-476) and divestments totaled SEK 192 M (35). During 2006, Skanska divested part of its shareholding in Maputo harbor, Mozambique, its holding in the Bridgend prison in the U.K. and its holding in Kings College Hospital, the latter two holdings in the U.K. Net investments in Infrastructure Development totaled SEK -94 M (-441).

The Group's total investments amounted to SEK -9,802 M (-6,986). Divestments totaled SEK 8,656 M (10,630), and the Group's net investments amounted to SEK -1,146 M (3,644).

Operating cash flow and change in interest-bearing net debt/receivables

SEK M	Jan-Dec 2006	Jan-Dec 2005	Oct-Dec 2006	Oct-Dec 2005
Cash flow from business operations and net strategic investments by business stream				
Construction	2,765	3,554	1,031	4,479
Residential Development	-466	1,147	107	-44
Commercial Development	1,238	3,593	-401	753
Infrastructure Development	-84	-641	-144	-248
Central and eliminations	-619	-756	-157	-449
Discontinued operations		460	-	420
Cash flow before taxes, financial operations and dividends	2,834	7,357	436	4,911
Taxes paid	-1,067	-1,440	-242	-20
Net interest items and other financial items	90	-120	10	-50
Dividend etc.	-2,712	-1,675	18	0
Cash flow before change in interest-bearing assets and liabilities	-855	4,122	222	4,841
Translation differences, net receivables/net debt	-237	120	-21	19
Change in pension liability	651	-1,471	200	-1,436
Reclassification, interest-bearing net receivables/net debt	-252	992	-223	-78
Interest-bearing liabilities acquired/divested	22	219	5	77
Other changes, interest-bearing net receivables/net debt	-63	-100	85	-5
Change in interest-bearing net receivables/net debt	-734	3,882	268	3,418

Cash flow before taxes, financing activities and dividends amounted to SEK 2,834 M (7,357).

In Construction, cash flow during 2006 amounted to SEK 2,765 M (3,554). Cash flow included net strategic investments of SEK -583 M (18). The second quarter included a positive cash flow effect of about SEK 1 billion due to the financial close of the Barts and The London hospital project. In Residential Development, cash flow declined to SEK -466 M (1,147), primarily as a consequence of increased investments in land for new development. Commercial Development reported a cash flow amounting to SEK 1,238 M (3,593). The decline was mainly an effect of lower divestment of projects and completed

properties, as well as increased investments in ongoing projects. In Infrastructure Development, cash flow from business operations totaled SEK -84 M (-641). During the year, Skanska carried out three divestments of holdings in projects.

Taxes paid amounted to SEK -1,067 M (-1,440). During the comparative period, among other things Skanska made a supplementary tax payment of SEK 600 M related to the withdrawal of tax allocation reserves. Dividends and adjustments of minority interest amounted to SEK -2,712 M (-1,675). Cash flow before changes in interest-bearing receivables and liabilities amounted to SEK -855 M (4,122).

Financial position

During 2006, the Group's interest-bearing net cash surplus declined by SEK 734 M, amounting to SEK 10.4 billion (11.1) at year-end. Interest-bearing loans plus interest-bearing pensions totaled SEK 5.1 billion (5.9). Of this amount, "Interest-bearing pensions and provisions" totaled SEK 1.7 billion (2.6).

At year-end 2006, capital employed amounted to SEK 24.4 billion (24.5).

The equity of the Group totaled SEK 19.3 billion (18.6). The net debt/equity ratio amounted to -0.5 (-0.6) and the equity/assets ratio was 27.1 (26.1) percent.

Total assets in the consolidated balance sheet amounted to SEK 71.3 billion (71.3). This sum was affected by negative currency rate effects of SEK 3.1 billion.

The carrying amount of current-asset properties totaled SEK 11.8 billion (10.5), of which Commercial Development current-asset properties accounted for SEK 5.5 billion (5.8). See the table on page 15.

Surplus values in the Infrastructure Development and Commercial Development business streams

The annual appraisal of market values in Infrastructure Development at year-end showed surplus values on the Group level of SEK 3.7 billion (2.7). The weighted average discount rate used in this appraisal was 11.7 (13.7) percent. See page 16 for more details.

The appraisal of market values in Commercial Development showed surplus values of SEK 2.0 billion (1.9). On December 31, 2006 the market value of completed properties had increased by about SEK 200 M, equivalent to 6 per cent, compared to year-end 2005. Including properties sold during the year, the increase was 15 percent. See page 15 for more details.

Exchange rates for the most important currencies

SEK	Average exchange rates Jan-Dec 2006	Average exchange rates Jan-Dec 2005	Exchange rates on the balance sheet date Dec 31 2006	Exchange rates on the balance sheet date Dec 31 2005
U.S. dollar	7.38	7.45	6.86	7.94
British pound	13.57	13.57	13.47	13.67
Norwegian crown	1.15	1.16	1.10	1.17
Euro	9.25	9.28	9.04	9.39

Personnel

The average number of employees in the Group was 56,085 (53,806).

Parent Company

Net sales of the Parent Company during January-December amounted to SEK 26 M (50). Operating income amounted to SEK -369 M (-282). Income after financial items totaled SEK 2,085 M (925). The average number of employees in the Parent Company was 69 (59).

Accounting principles

This Year-end Report has been prepared in compliance with IAS 34, "Interim financial reporting." Skanska is applying the same accounting principles that were described in the Annual Report for 2005.

Other matters

Alleged collusive anti-competitive practices

The main hearings in the Swedish Competition Authority's suit in Stockholm City Court demanding fines for alleged collusive anti-competitive practices are underway. According to plans, they will be completed in February 2007. The main hearings in the corresponding Finnish case were completed in December 2006, and a ruling is expected to be issued in the summer of 2007.

Annual meeting

The Annual Shareholders' Meeting will be held at 4:00 p.m. on April 3, 2007 at the Rival Hotel, Mariatorget, Stockholm, Sweden.

Dividend for 2006

The Board of Directors proposes a regular dividend of SEK 4.75 (4.50) per share and an extra dividend of SEK 3.50 (2.00) per share for the 2006 financial year. The proposal is equivalent to a total dividend of SEK 3,453 M (2,721).

Financial reports about the 2007 financial year

Skanska has stopped printing and distributing interim reports. Only the Annual Report is printed and distributed. The interim reports as well as the Year-end Report are available for downloading on Skanska's website, www.skanska.com, and can also be ordered from Skanska AB, Investor Relations.

The Group's reports related to 2007 will be published on the following dates:

April 26, 2007	Three Month Report
July 26, 2007	Six Month Report
November 1	Nine Month Report

Solna, February 15, 2007

STUART E. GRAHAM
President and CEO

This interim report has not been subjected to separate examination by the Company's auditors.

The Skanska Group

Summary income statement

TOTAL GROUP

SEK M	Jan-Dec 2006	Jan-Dec 2005	Oct-Dec 2006	Oct-Dec 2005
Revenue	125,603	124,667	34,761	36,068
Cost of sales	-114,220	-113,402	-31,884	-32,939
Gross income	11,383	11,265	2,877	3,129
Selling and administrative expenses	-6,985	-6,686	-1,849	-1,843
Income from disposal of discontinued operations	0	184	0	4
Income from joint ventures and associated companies	364	237	120	165
Operating income	4,762	5,000	1,148	1,455
Financial income [1]	466	330	156	55
Financial expenses [1]	-244	-210	-87	-85
Income from associated companies [1]	1	0	1	0
Net financial items	223	120	70	-30
Income after financial items	4,985	5,120	1,218	1,425
Taxes	-1,330	-1,230	-373	-343
Profit for the period	3,655	3,890	845	1,082
Attributable to:				
Equity holders	3,635	3,879	836	1,081
Minority interest	20	11	9	1
Key financial figures				
Earnings per share, SEK	8.68	9.27	2.00	2.58
Average number of shares [4]	418,553,072	418,553,072	418,553,072	418,553,072
Number of own shares	4,500,000	0	4,500,000	0
Depreciation, non-current assets	-1,147	-1,073	-307	-278
Impairment loss, goodwill	0	-108	0	-12
Return on capital employed, % [2]	22.5	23.3		
Return on equity, % [2]	19.3	22.4		
Average number of employees	56,085	53,806		

1 of which

Interest income	406	308	145	72
Interest expenses	-107	-137	-41	-33
Net interest	299	171	104	39
Change in fair value	-118	19	-33	0
Other net financial items	42	-70	-1	-69
Net financial items	223	120	70	-30

2 Rolling 12 months

Continuing operations

SEK M	Jan-Dec 2006	Jan-Dec 2005	Oct-Dec 2006	Oct-Dec 2005
Revenue	125,603	124,106	34,761	36,062
Cost of sales	-114,220	-112,952	-31,884	-32,923
Gross income	11,383	11,154	2,877	3,139
Selling and administrative expenses	-6,985	-6,593	-1,849	-1,825
Income from disposal of discontinued operations	0	0	0	0
Income from joint ventures and associated companies	364	237	120	165
Operating income	4,762	4,798	1,148	1,479
Net financial items	223	145	70	-30
Income after financial items	4,985	4,943	1,218	1,449
Taxes	-1,330	-1,240	-373	-368
Profit for the period	3,655	3,703	845	1,081
Earnings per share, SEK	8.68	8.82	2.00	2.58

Discontinued operations

SEK M	Jan-Dec 2006	Jan-Dec 2005	Oct-Dec 2006	Oct-Dec 2005
Revenue	-	561	-	6
Cost of sales	-	-450	-	-16
Gross income	-	111	-	-10
Selling and administrative expenses	-	-93	-	-18
Income from disposal of discontinued operations	-	184	-	4
Income from joint ventures and associated companies	-	0	-	0
Operating income	-	202	-	-24
Net financial items	-	-25	-	0
Income after financial items	-	177	-	-24
Taxes	-	10	-	25
Profit for the period	-	187	-	1
Earnings per share, SEK	-	0.45	-	0.00

SUMMARY CASH FLOW STATEMENT

SEK M	Jan-Dec 2006	Jan-Dec 2005	Oct-Dec 2006	Oct-Dec 2005
Cash flow from operating activities	3,717	6707	1251	4793
Cash flow from investing activities	-3,200	-323	-1121	115
Cash flow from financing activities	-2,860	-2746	112	0
Cash flow for the period	**-2,343**	**3638**	**242**	**4908**

of which discontinued operations

SEK M	Jan-Dec 2006	Jan-Dec 2005	Oct-Dec 2006	Oct-Dec 2005
Cash flow from operating activities	-	-164	-	-14
Cash flow from investing activities	-	443	-	223
Cash flow from financing activities	-	201	-	78
Cash flow for the period	-	**480**	-	**287**

CHANGES IN EQUITY

SEK M	Jan-Dec 2006	Jan-Dec 2005	Oct-Dec 2006	Oct-Dec 2005
Opening balance	18,587	16,357	18,537	18,516
Attributable to equity holders				
Dividend	-2,721	-1,674	0	0
Translation differences	-679	1,135	-262	88
Effects of actuarial gains and losses on pensions, IAS 19	501	-1,190	158	-1,156
Equity-settled share-based payments, IFRS 2	18	12	6	12
Effects of IAS 39 hedge accounting	-18	52	46	42
Change, minority interest	-6	5	7	3
Profit for the period attributable to				
Equity holders	3,635	3,879	836	1,081
Minority	20	11	9	1
Closing balance	**19,337**	**18,587**	**19,337**	**18,587**

Group net investments

SEK M	Jan-Dec 2006	Jan-Dec 2005	Oct-Dec 2006	Oct-Dec 2005
OPERATIONS - INVESTMENTS				
Intangible assets	-38	-46	-11	-29
Property, plant and equipment	-1,728	-1,455	-557	-272
Assets in Infrastructure Development	-286	-476	-82	-144
Shares and participations	-3	-3	-3	-3
Current-asset properties	-7,064	-4,956	-2,555	-1,494
of which Residential Development	*-5,153*	*-3,181*	*-1,784*	*-986*
of which Commercial Development	*-1,639*	*-1,135*	*-656*	*-367*
of which other commercial properties	*-272*	*-640*	*-115*	*-141*
Investments	**-9,119**	**-6,936**	**-3,208**	**-1,842**
OPERATIONS - DIVESTMENTS				
Intangible assets	2	4	0	0
Property, plant and equipment	496	613	234	237
Assets in Infrastructure Development	192	35	16	27
Shares and participations	4	1	0	0
Current-asset properties	7,811	9,400	1,787	2,438
of which Residential Development	*4,455*	*4,150*	*1,342*	*1,075*
of which Commercial Development	*2,966*	*4,430*	*215*	*1,003*
of which other commercial properties	*390*	*820*	*230*	*360*
Divestments	**8,505**	**10,053**	**2,037**	**2,702**
Net investments in operations	**-614**	**3,117**	**-1,171**	**760**
STRATEGIC INVESTMENTS				
Businesses	-683	-50	-678	-2
Shares and participations	0	0	0	0
Strategic investments	**-683**	**-50**	**-678**	**-2**
STRATEGIC DIVESTMENTS				
Businesses	140	537	43	276
Shares and participations	11	41	-1	10
Strategic divestments	**151**	**578**	**42**	**286**
Net strategic investments	**-532**	**528**	**-636**	**284**
TOTAL NET INVESTMENTS	**-1,146**	**3,645**	**-1,807**	**1,044**
Depreciation, non-current assets	-1,147	-1,073	-307	-278

Consolidated operating cash flow statement

SEK M	Jan-Dec 2006	Jan-Dec 2005	Oct-Dec 2006	Oct-Dec 2005
Cash flow from business operations before change in working capital	3,482	3,313	1,012	1,014
Change in working capital	90	456	989	2,864
Net investments in business operations	-614	3,117	-1,171	760
Cash flow adjustment, net investments	408	-57	242	-11
Taxes paid in business operations	-1,040	-1,475	-239	-35
Cash flow from business operations	**2,326**	**5,354**	**833**	**4,592**
Net interest items and other financial items	90	-120	10	-50
Taxes paid in financing operations	-27	36	-3	15
Cash flow from financing operations	**63**	**-84**	**7**	**-35**
CASH FLOW FROM OPERATIONS	**2,389**	**5,270**	**840**	**4,557**
Net strategic investments	-532	528	-636	284
Taxes paid on strategic divestments	0	-1	0	0
Cash flow from strategic investments	**-532**	**527**	**-636**	**284**
Dividend etc.	-2,712	-1,675	18	0
CASH FLOW BEFORE CHANGE IN INTEREST-BEARING RECEIVABLES AND LIABILITIES	**-855**	**4,122**	**222**	**4,841**
Change in interest-bearing receivables and liabilities	-1,488	-484	20	67
CASH FLOW FOR THE PERIOD	**-2,343**	**3,638**	**242**	**4,908**
Cash and cash equivalents at the beginning of the period	13,678	8,868	10,889	8,662
Reclassification in cash and cash equivalents	0	751	0	-7
Exchange rate differences in cash and cash equivalents	-365	421	-161	115
Cash and cash equivalents at the end of the period	**10,970**	**13,678**	**10,970**	**13,678**
Change in interest-bearing net receivables/net debt	-734	3,882	268	3,418

Balance sheet

SEK M	Dec 31 2006	Dec 31 2005
ASSETS		
Non-current assets		
Property, plant and equipment	5,457	5,243
Goodwill	4,490	4,154
Intangible assets	740	644
Investments in joint ventures and associated companies	1,894	1,834
Financial non-current assets [1,3]	1,500	1,236
Deferred tax assets	1,976	2,282
Total non-current assets	16,057	15,393
Current assets		
Current-asset properties [2]	11,827	10,482
Inventories	484	501
Financial current assets [3]	3,154	2,260
Tax assets	330	330
Gross amount due from customers for contract work	5,222	5,610
Trade and other receivables	23,263	22,985
Cash equivalents	2,131	3,095
Cash	8,839	10,583
Assets classified as held for sale	0	72
Total current assets	55,250	55,918
TOTAL ASSETS	71,307	71,311
of which interest-bearing non-current assets	*1,433*	*1,070*
of which interest-bearing assets held for sale	*0*	*2*
of which other interest-bearing current assets	*14,008*	*15,903*
Total interest-bearing assets	*15,441*	*16,975*
EQUITY		
Equity attributable to equity holders	19,190	18,454
Minority interest	147	133
Total equity	19,337	18,587
LIABILITIES		
Non-current liabilities		
Financial non-current liabilities [3]	2,039	2,424
Pensions	1,556	2,407
Deferred tax liabilities	2,892	2,831
Non-current provisions	119	143
Total non-current liabilities	6,606	7,805
Current liabilities		
Financial current liabilities [3]	1,396	1,080
Tax liabilities	728	595
Current provisions	3,476	3,200
Gross amount due to customers for contract work	11,357	11,782
Trade and other payables	28,407	28,220
Liabilities classified as held for sale	0	42
Total current liabilities	45,364	44,919
TOTAL EQUITY AND LIABILITIES	71,307	71,311
of which interest-bearing financial liabilities	*3,369*	*3,286*
of which interest-bearing pensions and provisions	*1,695*	*2,570*
of which interest-bearing liabilities held for sale	*0*	*8*
Total interest-bearing liabilities	*5,064*	*5,864*
Key financial figures		
Capital employed, closing balance	24,401	24,451
Capital employed, average	23,132	22,850
Equity/assets ratio, %	27.1	26.1
Interest-bearing net receivables (+)/net debt (-), SEK m	10,377	11,111
Debt/equity ratio	-0.5	-0.6
1 of which shares	59	58
2 Current-asset properties		
Commercial Development	5,583	5,804
Other commercial properties	956	1,396
Residential Development	5,288	3,282
	11,827	10,482

3 Items regarding non-interest-bearing unrealized changes in derivatives/financial instruments are included with the following amounts:

Financial non-current assets	8	107
Financial current assets	116	35
Financial non-current liabilities	6	22
Financial current liabilities	61	196

Note Contingent liabilities

Contingent liabilities amounted to SEK 6.3 billion on December 31, 2006 (Dec 31, 2005: 9.1). During the period the liabilities decreased by SEK 2.8 billion.

Regarding tax cases, court and arbitration proceedings, major ongoing legal proceedings were described in Note 34 in the Annual Report of 2005. Skanska was fined SEK 67 M in Slovakia for an alleged price fixing agreement related to bidding for a road project. Skanska denies the claim and has appealed the court's decision.

Construction, by business/reporting unit

SEK M	Revenue Jan-Dec 2006	Revenue Jan-Dec 2005	Revenue Oct-Dec 2006	Revenue Oct-Dec 2005
Sweden	24,123	22,141	6,790	6,216
Norway	10,636	10,502	2,653	2,699
Denmark	3,825	4,385	1,119	1,410
Finland	8,385	8,366	2,548	2,435
Poland	6,829	5,082	2,065	1,810
Czech Republic	11,279	10,303	3,786	3,066
UK	12,312	10,761	3,489	3,708
USA Building	27,737	29,944	6,748	8,121
USA Civil	9,827	9,415	2,915	2,706
Latin America	3,757	3,578	1,084	1,040
Total	**118,710**	**114,478**	**33,197**	**33,211**

SEK M	Operating income Jan-Dec 2006	Operating income Jan-Dec 2005	Operating income Oct-Dec 2006	Operating income Oct-Dec 2005	Operating margin, % Jan-Dec 2006	Operating margin, % Jan-Dec 2005	Operating margin, % Oct-Dec 2006	Operating margin, % Oct-Dec 2005
Sweden	1,100	887	365	350	4.6	4.0	5.4	5.6
Norway	445	425	124	102	4.2	4.0	4.7	3.8
Denmark	-318	50	-267	11	-8.3	1.1	-23.9	0.8
Finland	191	222	93	81	2.3	2.7	3.6	3.3
Poland	269	146	71	117	3.9	2.9	3.4	6.5
Czech Republic	332	466	86	112	2.9	4.5	2.3	3.7
UK	412	370	63	136	3.3	3.4	1.8	3.7
USA Building	277	239	107	78	1.0	0.8	1.6	1.0
USA Civil	460	-99	251	78	4.7	-1.1	8.6	2.9
Latin America	168	154	63	58	4.5	4.3	5.8	5.6
Total	**3,336**	**2,860**	**956**	**1,101**	**2.8**	**2.5**	**2.9**	**3.3**

SEK M	Order backlog Dec 31 2006	Order backlog Dec 31 2005	Order bookings Jan-Dec 2006	Order bookings Jan-Dec 2005	Order bookings Oct-Dec 2006	Order bookings Oct-Dec 2005
Sweden	19,705	16,004	27,512	22,087	8,136	4,738
Norway	9,713	8,631	12,372	11,353	4,212	2,742
Denmark	2,013	2,172	3,745	3,902	752	1,141
Finland	7,009	5,879	9,626	9,082	2,489	3,054
Poland	5,848	7,143	5,663	7,625	1,234	626
Czech Republic	13,093	12,493	11,675	8,567	2,791	2,261
UK	31,793	17,412	23,699	13,815	2,990	5,098
USA Building	26,125	36,663	25,092	23,158	8,221	7,193
USA Civil	17,068	18,381	11,094	13,179	2,798	1,471
Latin America	2,739	3,138	3,647	3,080	601	804
Total	**135,106**	**127,916**	**134,125**	**115,848**	**34,224**	**29,128**

Residential Development, by business/reporting unit

SEK M	Revenue Jan-Dec 2006	Revenue Jan-Dec 2005	Revenue Oct-Dec 2006	Revenue Oct-Dec 2005	Operating income[1] Jan-Dec 2006	Operating income[1] Jan-Dec 2005	Operating income[1] Oct-Dec 2006	Operating income[1] Oct-Dec 2005
Sweden	2,620	2,394	717	758	298	196	105	75
Norway	1,572	1,343	485	323	163	132	57	36
Denmark	536	-	307	-	96	-	75	-
Finland	1,574	1,616	427	452	221	195	76	47
Poland	-	114	-	43	-	16	-	10
Czech Republic	486	416	166	86	74	86	27	1
Total	**6,788**	**5,883**	**2,102**	**1,662**	**852**	**625**	**340**	**169**

SEK M	Operating margin, %[1] Jan-Dec 2006	Operating margin, %[1] Jan-Dec 2005	Operating margin, %[1] Oct-Dec 2006	Operating margin, %[1] Oct-Dec 2005	Return on capital employed[2] Jan-Dec 2006	Return on capital employed[2] Jan-Dec 2005
Sweden	11.4	8.2	14.6	9.9	>100	>100
Norway	10.4	9.8	11.8	11.1	12.9	12.0
Denmark	17.9	-	24.4	-	23.3	-
Finland	14.0	12.1	17.8	10.4	24.2	27.5
Poland	-	14.0	-	23.3		21.5
Czech Republic	15.2	20.7	16.3	1.2	26.0	31.8
Total	**12.6**	**10.6**	**16.2**	**10.2**	**27.5**	**25.6**

1 Development gain only. Construction margin reported under Construction.

2 Rolling 12 months

At the end of 2006, there were 6,487 (4,485) residential units under construction. Of these, 81 (79) percent were sold. The number of completed unsold residential units totaled 119 (142). During the year, construction started on 4,715 (3,842) units. In the Nordic countries, the number of residential units started was 4,234 (3,609), while in other markets they totaled 481 (233). The number of residential units sold during the year was 4,486 (4,297). In the Nordic countries, the number of units sold totaled 3,862 (3,856), while sales of residential units in other markets rose to 624 (355).

The carrying amount of current-asset properties in Residential Development totaled SEK 5.3 billion (3.3). A breakdown of the carrying amount can be seen in the table below. The carrying amount of undeveloped land and development properties was SEK 4.3 billion. This was equivalent to buildings rights for about 19,100 residential units. There were also about 2,500 building rights in associated companies.

Breakdown of carrying amount, current-asset properties, December 31, 2006

SEK M	Residential Development	Commercial Development	Construction	Total
Completed projects	194	2,525	99	2,818
Ongoing projects	810	1,226	54	2,090
Land bank	4,284	1,832	803	6,919
Total	**5,288**	**5,583**	**956**	**11,827**

Commercial Development

SEK M	Carrying amount, end of period	Carrying amount upon completion	Market value, Dec 31, 2006	Occupancy rate, %
Completed properties	2525	2525	3505	70
Projects completed in 2006	405	405	565	76
Ongoing projects	821	2,774	3,588	49
Subtotal	**3,751**	**5,704**	**7,658**	
Land bank	1,832	1,832		
Total	**5,583**	**7,536**		

Commercial Development has 11 projects underway, 9 of them in the Nordic countries. Ongoing projects represent leasable space of about 154,000 sq. m (1,658,000 sq. ft.) and were 49 percent pre-leased, measured in rent. In addition to these projects, 6 projects with leasable space totaling 26,000 sq. m (280,000 sq. ft.) were sold during 2006 before completion, with a pre-leasing level of 100 percent at the time of sale. At year-end, the carrying amount on ongoing projects was SEK 0.8 billion (0.4). Their carrying amount upon completion is expected to total SEK 2.8 billion, with an estimated market value of SEK 3.6 billion. The degree of completion in ongoing projects was about 31 percent.

The carrying amount of Skanska's portfolio of completed properties, including projects completed during 2006, amounted to SEK 2.9 billion (3.4), with an estimated market value, based on an appraisal dated December 2006, of about SEK 4.1 billion (4.8). On December 31, 2006 the market value of completed properties had increased by about SEK 200 M, equivalent to 6 per cent, compared to year-end 2005. Including properties sold during the year, the increase was 15 percent. The occupancy rate, measured in rent, amounted to 70 percent.

The carrying amount of Skanska's undeveloped land and development properties ("land bank") totaled about SEK 1.8 billion (2.0).

Accumulated eliminations of internal project gains amounted to SEK 117 M (99) at year-end. These eliminations are reversed as each respective project is divested.

Infrastructure Development

SEK bn	Dec 31 2006	Dec 31 2005
Present value of cash flow from projects	6.3	5.2
Carrying amount	-2.4	-2.4
Present value of remaining investments	-0.6	-0.4
Unrealized development gain Skanska ID	**3.3**	**2.4**
Group eliminations	0.4	0.3
Unrealized development gain, Group	**3.7**	**2.7**

At the end of 2006, the carrying amount of shares, participations, subordinated receivables and concessions in Infrastructure Development totaled about SEK 2.4 billion (2.4). Remaining investment obligations related to ongoing Infrastructure Development projects nominally amounted to about SEK 0.9 billion (0.5), with a present value of about SEK 0.6 billion (0.4). The divestments made during the year resulted in the realization of development gains amounting to SEK 118 M. The divestments were made at prices averaging 35 percent above the market values assigned at year-end 2005. The appraisal carried out at year-end 2006 encompassed an update of the financial models and a review of the yield requirements applied. The assessment of market values has been made in cooperation with external appraisal expertise. Autopista Central highway in Chile, which is the largest project in terms of value, was examined in greater detail. The present value of the estimated cash flows from the projects amounted to SEK 6.3 billion (5.2) at the time of the appraisal. After subtracting the present value of remaining investments as well as the carrying amount of investments, Skanska's unrealized development gain at the Group level thus amounted to about SEK 3.7 billion (2.7). The weighted average discount rate used in the appraisal amounted to 11.7 (13.7) percent.

END